AB 11/27



SECURIT[illegible] ION

12062866

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B Street, Suite 2204
(No. and Street)

San Diego	CA	92101-4507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard S. Levenson 619-234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW 11/27

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



PAUL CAPRARA
COMM. # 1876235
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
COMM. EXPIRES JAN. 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of San Diego

On 11/16/12 before me, Paul Caprara, Notary Public,
(Here insert name and title of the officer)

personally appeared Richard Steven Levenson,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)


PAUL CAPRARA
COMM. # 1876235
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
COMM. EXPIRES JAN. 9, 2014

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages 2 Document Date 11/16/12

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☑ Corporate Officer
  President
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

Western Financial Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Auditor

Board of Directors
Western Financial Corporation
San Diego, CA

I have audited the accompanying statement of financial condition of Western Financial Corporation, as of September 30, 2012 and related statements of operations, changes in stockholders' equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Western Financial Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Western Financial Corporation as of September 30, 2012 and the results of its operations, changes in financial condition and changes in stockholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, CA
November 5, 2012

Western Financial Corporation
Statement of Financial Condition
September 30, 2012

Assets

Cash and cash equivalents		$ 56,716
Commissions receivable		37,690
Tax refund		2,729
Total assets		$ 97,135

Liabilities and Stockholders' Equity

Liabilities		
Salaries and commissions payable		$ 25,383
Accrued expenses		1,324
Deferred tax liability		1,046
Liabilities subordinated to claims of general creditors		34,000
Total liabilities		61,753
Stockholders' Equity		
Common stock no par value,(7,500 shares authorized, 3,500 shares issued and outstanding)	$ 15,000	
Additional paid-in capital	7,538	
Retained earnings	12,844	35,382
Total liabilities and stockholders' equity		$ 97,135

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Operations
For the Year Ended September 30, 2012

Revenues	
Commissions	$ 495,905
Investment banking fees	72,000
Other income	5,189
Total revenues	573,094
Expenses	
Clearing charges	33,805
Employee compensation and benefits	423,224
Professional fees	13,250
Occupancy and equipment rental	82,970
Interest expense	2,210
Other operating expenses	15,492
Total expenses	570,951
Net income before income tax provision	2,143
Income tax provision	1,085
Net income	$ 1,058

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2012

	Amount
Balance at September 30, 2011	$ 34,000
Increase	-
Decrease	-
Balance at September 30, 2012	$ 34,000

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, September 30, 2011	$ 15,000	$ 3,354	$ 11,786	$ 30,140
Capital contribution		4,184		4,184
Net income			1,058	1,058
Balance, September 30, 2012	$ 15,000	$ 7,538	$ 12,844	$ 35,382

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Statement of Changes in Financial Condition
For the Year Ended September 30, 2012

Cash flows from operating activities:		
Net income		$ 1,058
provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (4,110)	
Tax refund receivable	(2,729)	
Deferred tax asset	1,968	
(Decrease) increase in:		
Salaries and commissions payable	(19,960)	
Accrued expenses	524	
Income taxes payable	(3,292)	
Deferred tax liability	1,046	
Total adjustments		(26,553)
Net cash provided by (used in) operating activities		(25,495)
Cash flows for investing activities:		-
Cash flows from financing activities:		-
Capital Contribution		4,184
Cash flows from financing activities		4,184
Net increase (decrease) in cash		(21,311)
Cash at beginning of year		78,027
Cash at end of year		$ 56,716

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest paid	$ 2,210
Income taxes	$ 4,984

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Notes to Financial Statements
September 30, 2012

Note 1 – Organization and Nature of Business

Western Financial Corporation (the "Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. On April 16, 1974, the Company changed the name to Western Financial Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 – Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012.

Fair Value Measurements on a Recurring Basis
As of September 30, 2012

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$ 56,715	-	-	$56,715

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 37,690	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company leases its office space from an entity that is owned by one of its stockholders under a formal agreement which is renewable annually. For the year ended September 30, 2012, the Company paid $82,970. Additionally, the Company also receives computer and research services from the same affiliated entity, which are billed monthly, based upon underlying costs and services. For the year ended September 30, 2012, the Company incurred $13,250 for these services.

In addition, accounting and audit fees were paid by the owners of the company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6 – Subordinated Borrowings

The borrowings under the subordination agreements at September 30, 2012, are listed in the following:

Subordinated notes, 6.5 percent, due December 31, 2013	$ 34,000

Note 6 – Subordinated Borrowings (continued)

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the

Company's continued compliance with minimum net capital requirements, they may not be repaid. The two agreements are $20,000 and $14,000 respectively. The interest expense for the year ended September 30, 2012 was $2,210.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital of $ 66,653 which was $16,653 in excess of its required net capital of $50,000. The Company's net capital ratio was .42 to 1.

Note 9 - Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ 285	$ (1,046)	$ (761)
State	800	0	800
Total income tax expense (benefit)	$ 1,085	$ (1,046)	$ 39

Note 10 – Exemption from the SEC Rule 15c3-3

Western Financial Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Western Financial Corporation
Notes to Financial Statements
September 30, 2012

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end September 30, 2012 through November 5, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Western Financial Corporation
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
September 30, 2012

Computation of net capital

Stockholders' equity		$ 35,382
Add: Subordinated liabilities		34,000
Total equity & allowable subordinated liability		69,382
Less: Non allowable assets		
Tax refund		(2,729)
Net capital		66,653

Computation of net capital requirements

Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 4,117	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 16,653
Ratio of aggregate indebtedness to net capital	0.42	to 1
Total liabilities net of deferred income taxes payable and deferred income	$ 27,753	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 69,022
Income taxes payable	(800)
Deferred tax liability	(1,284)
Tax provision	(285)
Net capital shown here	$ 66,653

The accompanying notes are an integral part of these financial statements

Western Financial Corporation
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

A computation of reserve requirement is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Western Financial Corporation
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of September 30, 2012

Information relating to possession or control requirements is not applicable to Western Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Western Financial Corporation
San Diego, CA

In planning and performing my audit of the financial statements of Western Financial Corporation (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Western Financial Corporation
San Diego, CA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
November 5, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

To the Board of Directors
Western Financial Corporation
San Diego, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Western Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Western Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Western Financial Corporation's management is responsible for Western Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Board of Directors
Western Financial Corporation
San Diego, CA

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
November 5, 2012